Exhibit (a)(1)

FOR IMMEDIATE RELEASE

May 29, 2013

THE BOARD OF DIRECTORS OF DONEGAL GROUP INC.

RECOMMENDS THAT ITS CLASS B STOCKHOLDERS REJECT

THE SECOND AMENDED TENDER OFFER OF GREGORY MARK SHEPARD

MARIETTA, PA — May 29, 2013 — Donegal Group Inc. (“DGI”) (NASDAQ: DGICA and DGICB) reported that it had filed an Amendment No. 3 to Schedule 14D-9 solicitation/recommendation statement with the SEC today. Amendment No. 3 reports the unanimous recommendation of DGI’s Board that the holders of DGI’s Class B Common Stock reject the unsolicited second amended tender offer for 962,636 shares of DGI’s Class B Shares at a price of $30.00 per share in cash by Gregory Mark Shepard. Shepard first commenced his tender offer to expire on April 19, 2013; he has now amended his offer a second time. The expiration date of Shepard’s Second Amended Offer is July 31, 2013.

DGI’s Board has thoroughly evaluated and assessed the conditions to the Second Amended Offer that Shepard established, together with the assistance of a report and recommendation submitted to DGI’s Board by its special committee of five independent directors and advice from by independent legal counsel. Based upon its evaluation and assessment of Shepard’s conditions to the Second Amended Offer, including the federal and state regulatory approvals Shepard must obtain before he can legally consummate the Second Amended Offer, DGI’s Board unanimously determined that Shepard’s Second Amended Offer is illusory because Shepard will not be able to satisfy certain legal conditions precedent to the Second Amended Offer before the expiration date of the Second Amended Offer. Accordingly, the DGI Board recommends that the holders of DGI Class B Shares REJECT the Second Amended Offer and NOT TENDER their Class B Shares to Shepard for purchase pursuant to the Second Amended Offer.

DGI has posted in the Investors area of its website at www.donegalgroup.com a letter to its stockholders that provides more information regarding the DGI Board recommendation.

Important Information and Where to Find It

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities. DGI urges the holders of its Class B common stock to read the solicitation/recommendation statement, as well as any other documents DGI subsequently files with the SEC when such documents become available because they will contain important information. Holders of Class B Shares may obtain, without charge, a copy of the solicitation/recommendation statement and other documents (when available) that DGI files with the SEC at the SEC’s website at www.sec.gov and DGI’s website at www.donegalgroup.com . In addition, DGI’s solicitation/recommendation statement and other documents (when available) that DGI files with the SEC may be obtained, without charge, from DGI by writing to DGI’s corporate secretary, Sheri O. Smith, at its principal executive offices at 1195 River Road, P.O. Box 302, Marietta, Pennsylvania 17547 or by e-mail to sherismith@donegalgroup.com.

About Donegal Group Inc.

Donegal Group Inc. is an insurance holding company with insurance subsidiaries offering personal and commercial property and casualty lines of insurance in 22 Mid-Atlantic, Midwestern, New England and Southern states. The insurance subsidiaries of DGI and Donegal Mutual Insurance Company conduct business together as the Donegal Insurance Group. The Donegal Insurance Group has an A.M. Best rating of A (Excellent). Donegal Mutual Insurance Company and DGI together own Donegal Financial Services Corporation, a grandfathered unitary savings and loan holding company that owns Union Community Bank FSB, a federal savings bank.

DGI’s Class A common stock and Class B common stock trade on NASDAQ under the symbols DGICA and DGICB, respectively.

CONTACT:	Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Phone: (717) 426-1931

Fax: (717) 426-7031

E-mail: investors@donegalgroup.com